SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CYPRESS BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

232674507

(CUSIP Number)

André MULLER

Pierre Fabre Medicament

45, place Abel-Gance

92654 Boulogne cedex

FRANCE

Tel No. (011) 33 (0) 5 63 71 47 00

Copy to:

Anthony J. Carroll, Esq.

Salans 620 Fifth Avenue

New York, NY 10020

212-632-5554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

CUSIP No. 232674507	Page 2 of 5 Pages

1.	Name of Reporting Person. Identification No. of Above Person (entities only) Pierre Fabre Medicament

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,300,000 shares* 8. Shared Voting Power 0 Shares 9. Sole Dispositive Power 1,300,000 shares* 10. Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) CO

*	Includes 300,000 shares issuable on exercise of warrants.

CUSIP NO. 232674507	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.02 per share (“Common Stock”), of Cypress Bioscience, Inc., a Delaware corporation (the “Issuer”), owned by Pierre Fabre Medicament. The Issuer has its principal executive offices at 4350 Executive Drive, Suite 325, San Diego, CA 92121.

Item 2. Identity and Background.

(a) The entity filing this Statement on Schedule 13D (this “Statement”) is Pierre Fabre Medicament (“PFM”), a corporation (société anonyme à directoire et conseil de surveillance) organized under the laws of France. The principal business of PFM is the development, manufacture and sale of pharmaceutical products. The members of the Board (Directoire) (the “PFM Directors”) and the executive officers (the “PFM Officers,” and together with the Directors, the “PFM Related Persons”) of PFM are listed in (c), below.

(b) The principal place of business and principal office of PFM, and the business address of the PFM Related Persons, is Pierre Fabre Medicament, 45, place Abel-Gance, 92654 Boulogne cedex, France.

(c)	Set forth below are the members of the Board (Directoire) of PFM:

- Roch DOLIVEUX

- Jean-Pierre COUZINIER

- Charles GANCEL

Set forth below are the executive officers of PFM:

- Roch DOLIVEUX, Chief Executive Officer

- Jean-Pierre COUZINIER, Chief Operating Officer

- Charles GANCEL, Managing Director

(d) Pierre Fabre S.A. (“PFSA”), a corporation (société anonyme) organized under the laws of France, holds approximately 99.9% of the outstanding shares of PFM. The members of the Board (Conseil d’Administration) (the “PFSA Directors”) and the executive officers (the “PFSA Officers,” and together with the Directors, the “PFSA Related Persons”) of PFSA are listed in (e) below. The principal place of business and principal office of PFSA, and the business address of the PFSA Related Persons, is Pierre Fabre S.A., 12 avenue Hoche, 75008 Paris, France.

(e) Set forth below are the members of the Board (Conseil d’Administration) of PFSA:

- Paul CHIARAMONTI

- Bernard ESAMBERT

- Jacques FABRE

CUSIP NO. 232674507	Page 4 of 5 Pages

- Pierre FABRE

- Claude GROS

- Francis PIQUEMAL

- Pierre-Yves REVOL

- Jean REY

- Andre TALAZAC

Set forth below are the executive officers of PFSA:

- Pierre FABRE, Chief Executive Officer

- Bertrand PARMENTIER, Chief Operating Officer

- Jacques FABRE, Chief Operating Officer

- Roch DOLIVEUX, Chief Operating Officer

- Jacques FOURNET, Chief Operating Officer

(f) Pierre Fabre, an individual, owns approximately 87.05% of PFSA. Mr. Fabre’s business address is Pierre Fabre S.A., 12 avenue Hoche, 75008 Paris, France.

(g) During the last five years, neither PFM, PFSA, Mr. Fabre, nor any of the PFM Related Persons or PFSA Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(h) During the last five years, neither PFM, PFSA, Mr. Fabre, nor any of the PFM Related Persons or PFSA Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(i) Each of the PFM Related Persons, PFSA Related Persons and Mr. Fabre is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration

PFM acquired the Issuer’s Common Stock in partial consideration for certain licenses that PFM granted to the Issuer; see Item 4, which is incorporated herein by reference.

Item 4. Purpose of Transaction

On May 30, 2003 and June 6, 2003, the Issuer and PFM entered respectively into a Second Restated License Agreement and an Equity Investment Agreement (collectively, the “Agreements”). Pursuant to the Agreements, the Issuer issued 1,000,000 shares of Common Stock (the “Shares”) to PFM and a warrant (the “Warrant”) to purchase up to 300,000 shares of Common Stock (the “Warrant Shares”) in partial consideration for certain licenses granted to the Issuer by PFM.

CUSIP NO. 232674507	Page 5 of 5 Pages

PFM has acquired the Shares and Warrant for investment purposes only. PFM reserves the right to act in respect of its interest in the Issuer in accordance with its best judgment in light of the circumstances existing at the time, depending upon market conditions and other factors relevant to it.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, PFM directly beneficially owns the Shares and, if it were to exercise the Warrant, would directly beneficially own the Warrant Shares. The Shares and Warrant Shares together constitute 7.1% of the outstanding shares of Common Stock of the Issuer, based upon 18,305,609 shares of Common Stock outstanding as of June 6, 2003, plus the Warrant Shares.

(b) PFM has the sole power to vote and dispose of the Shares and would have such sole power with respect to the Warrant Shares.

(c) The information set forth in Item 4 is incorporated herein by reference. For purposes of the Agreements, the Shares were valued at $3.93 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Agreements, the Issuer has granted certain registration rights to PFM with respect to the Shares and Warrant Shares, which rights will first become exercisable on December 6, 2004. With the exception of the Agreements, PFM is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP NO. 232674507	Page 6 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, I hereby certify on behalf of Pierre Fabre Medicament that the information set forth in the statement is true, complete and correct.

Dated as of June 24, 2003

PIERRE FABRE MEDICAMENT

By:	/s/ ROCH DOLIVEUX
Name:	Roch DOLIVEUX
Title:	Chief Executive Officer